 Exhibit 99.1

CORDOVACANN TO WEBCAST LIVE AT VIRTUALINVESTORCONFERENCES.COM ON JANUARY 30, 2019

Cordova invites individual and institutional investors, as well as advisors and analysts, to attend real-time, interactive presentations on VirtualInvestorConferences.com

TORONTO, ONTARIO, January 29, 2019 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that its Chief Executive Officer, Mr. Taz Turner, will present live at www.VirtualInvestorConferences.com. Details for the conference are as follows:

DATE: Wednesday, January 30th, 2019
TIME: 1:30 PM ET
LINK: https://tinyurl.com/0130prepr

This will be a live, interactive online event where investors are invited to ask Cordova questions in real-time. It is recommended that attendees pre-register and run the online system check to save time and to receive event updates. If attendees are not able to join the event live on the day of the conference, an on-demand archive will be available for 90 days at www.VirtualInvestorConferences.com.

To be added to the Company’s distribution list, please email cordova@kcsa.com with “Cordova” in the subject line.

About VirtualInvestorConferences.com

Virtual Investor Conferences is the leading proprietary investor conference series that provides an interactive forum for publicly-traded companies to meet and present directly with investors.

A real-time solution for investor engagement, Virtual Investor Conferences is part of OTC Market Group’s suite of investor relations services specifically designed for more efficient investor access. Replicating the look and feel of on-site investor conferences, Virtual Investor Conferences’ combines leading-edge conferencing and investor communication capabilities with a comprehensive global investor audience network.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions and Canada. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:
Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169

Investor Contact:
Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
cordova@kcsa.com
(212) 896-1233

Media Contact:
Anne Donohoe
KCSA Strategic Communications
adonohoe@kcsa.com
(212) 896-1265

Virtual Investor Conferences:
John M. Viglotti
SVP Corporate Services, Investor Access
OTC Markets Group
johnv@otcmarkets.com
(212) 220-2221

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